MEMORANDUM
TO:	Keith Gregory U. S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	February 24, 2015
SUBJECT:
Response to supplemental comments to the initial registration statement (the "Registration Statement") filed on Form N-14 on January 16, 2015 relating to the merger of the Curian/UBS Global Long Short Fixed Income Opportunities Fund into the Curian/BlackRock Global Long Short Credit Fund, each a series of the Curian Variable Series Trust ("Registrant")
File No:  333-201574

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) supplemental comments to the Registration Statement received via telephone on February 20, 2015.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

a.
Please uniformly apply all applicable comments received from the Commission Staff on other N-14 filings that were also filed on January 16, 2015 to this Registration Statement, and alternatively apply all comments received on this Registration Statement to all other N-14 filings that the Registrant filed on January 16, 2015.

RESPONSE: The Registrant has applied all applicable Commission Staff comments received on the other N-14 filings to this N-14 and visa versa.

b.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the registrant and its management are in possession of all facts relating to a fund's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: The Registrant has included the Tandy Representation Letter as a part of this response.

c.
Please confirm that although the Registrant is using 2013 expense numbers in the expense tables and expense examples to the Registration Statements, that those figures reflect any subsequent significant changes.

RESPONSE: The Registrant confirms that the expense tables and expense examples have been restated to reflect subsequent significant changes to the fees.

d.
In reference to Registrant's SEC comment response letter filed on February 19, 2015, Item 2.p., please consider clarifying that approval of the change to the investment adviser is subject to shareholder vote under a different proxy statement.

RESPONSE: The Registrant respectfully declines this request and refers the Commission Staff to the language included elsewhere in the Registration Statement that discusses, in more detail, the approval of the change in investment advisers "via a separate proxy."

e.	In reference to Registrant's SEC comment response letter filed on February 19, 2015, Item 2.f., please make conforming changes in bullet point 2.

RESPONSE: The Registrant has made the requested change.

f.	In reference to Registrant's SEC comment response letter filed on February 19, 2015, Item 2.i., please consider adding disclosure about the increased risk profile of the Acquiring Fund.

RESPONSE: The Registrant has updated the referenced language, as follows.

•
The Funds also have somewhat similar risk profiles, although there are differences of which you should be aware.  Each Fund's principal risks include credit risk, derivatives risk, foreign regulatory risk, foreign securities risk, high-yield bonds, lower-rated bonds, and unrated securities risk, interest rate risk, leverage risk, liquidity risk, and market risk.  The UBS Fund, however, also is subject to commodities regulatory and tax risk, investment in other investment companies risk, managed portfolio risk, and U.S. Government securities risk, while the BlackRock Fund generally is not.  In addition, the principal risks of investing in the BlackRock Fund also include air transportation industry risk, borrowing risk, collateralized debt obligations risk, convertible securities risk, corporate loan risk, distressed debt risk, emerging markets risk, extension risk, loans risk, mezzanine securities risk, mid-capitalization investing risk, mortgage-related and other asset-backed securities risk, portfolio turnover risk, preferred stock risk, prepayment risk, repurchase agreements and purchase and sale contracts risk, reverse repurchase agreements risk, second lien loans risk, senior loans risk, short sales risk, small-capitalization investing risk, sovereign debt risk, structured products risk, and tax risk, which are not principal risks of investing in the UBS Fund and may result in an increased risk profile with respect to these investments.  At times, the BlackRock Fund may experience higher expenses due to the effect of short sales and active trading.  Such higher expenses may negatively impact the Fund's performance.  For a detailed comparison of each Fund's risks, see "Comparison of Principal Risk Factors" below.

g.
In reference to Registrant's SEC comment response letter filed on February 19, 2015, Item 2.v., please make conforming changes in the Board considerations to state that it would have a "somewhat" similar investment objective, if applicable.

RESPONSE: The Registrant has updated the referenced language, as follows:

The Board noted that the Reorganization will permit the Contract Owners with beneficial interest in the Acquired Fund to continue to invest in a professionally managed fund with a somewhat similar investment objective to that of the Acquired Fund, noting that the Acquired Fund seeks to maximize total return, consisting of capital appreciation and current income, and the Acquiring Fund seeks absolute total returns over a complete market cycle.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully. In addition to the changes described above, the Registrant has also made changes based on comments received from the Commission Staff on other N-14 filings, which for consistency purposes have been applied to this N-14 in all places where applicable.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc:File

February 24, 2015

U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
Attn: Keith Gregory

Re:	Curian Variable Series Trust
File Nos: 333-201574 and 811-22613

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: we are responsible for the adequacy and accuracy of the disclosures in the filing; comments by the staff of the Securities and Exchange Commission ("SEC") or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 312-730-9721.

Sincerely,
/S/ Diana R. Gonzalez

Diana R. Gonzalez
Assistant Vice President